Exhibit 99.1

News Release

XOMA Reports First Quarter 2007 Results
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Berkeley, CA – May 10, 2007 — XOMA Ltd. (NASDAQ: XOMA), a leader in the discovery and development of antibody therapeutics for cancer and immunological disorders, today announced its results for the quarter ended March 31, 2007.

First Quarter 2007 Results

XOMA recorded total revenues of $12.3 million in the first quarter of 2007, an increase of $6.7 million over the first quarter of 2006. Growth in revenues was primarily due to: the shortening of the amortization period for the unamortized portion of the upfront collaboration fee from Novartis as a result of the expiration of the mutual exclusivity clause in oncology after three years as opposed to the originally estimated five years; growth in royalty revenues from RAPTIVA®; new royalty revenues from LUCENTIS®; and revenues from XOMA’s collaboration with Schering-Plough Research Institute (“Schering-Plough”) and our July 2006 arrangement with the National Institute of Allergy and Infectious Diseases (“NIAID”).

The operating loss for the first quarter was $8.6 million in 2007 compared to $11.6 million in 2006, reflecting higher revenue in 2007 partially offset by an increase in research and development costs. The net loss for the first quarter of 2007 was $15.9 million or ($0.14) per share, compared with a net loss of $20.6 million or ($0.23) per share for the quarter ended March 31, 2006. Charges to interest expense of $6.1 million and $8.0 million in the first quarter of 2007 and the same period in 2006, respectively, were related to the revaluation of the embedded derivative on the company’s debt exchange offer. A more detailed discussion of XOMA’s first quarter 2007 financial results is provided below and in the Company’s Form 10-Q filing.

First Quarter 2007 Highlights

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XOMA announced plans to initiate clinical testing of XOMA 052, a potent anti-inflammatory monoclonal antibody targeting Interleukin I-beta (IL-1ß), in Type 2 diabetes patients. XOMA plans to initiate two Phase I clinical trials this year in Type 2 diabetes patients addressing the role of IL-1ß in the disease. One trial will run in the U.S. and the other in Europe. XOMA is currently evaluating plans to expand the development of XOMA 052 into additional autoimmune/inflammatory indications including osteoarthritis, rheumatoid arthritis, systemic juvenile idiopathic arthritis and others.

•	XOMA and Takeda amended their existing agreement to increase the number of potential therapeutic antibody programs under the collaboration initiated in November of 2006.

•

Schering-Plough exercised its right to initiate additional discovery and development programs under its collaboration with XOMA for therapeutic antibody products. XOMA received up-front payments for each of the additional collaboration programs and will also receive research funding for each project as well as development milestone payments and royalties on the sale of any products that result from the collaboration.

•

XOMA announced that it had initiated an open-label, dose-escalating Phase I/II clinical trial of NEUPREX® in adults and children undergoing stem cell transplantation at several Harvard Medical school clinics. The trial is being conducted by Drs. Eva Guinan and Ofer Levy of the Harvard Medical School. XOMA expects to add other sites to the study during 2007.

•	All of the Company’s remaining outstanding ($44.5 million aggregate principal amount) convertible notes were converted into common shares.

“During the first quarter, we continued to make progress on multiple fronts to move forward products in XOMA’s pipeline and reduce our financial and development risk,” said John L. Castello, President, Chairman and CEO of XOMA. “We are particularly pleased about initiation of the clinical trials for NEUPREX® in bone marrow transplant and look forward to starting clinical testing later this year for both XOMA 052 in Type 2 diabetes and XOMA 629 in acne.”

Financial Discussion

Revenues

Total revenues for the quarter were $12.3 million, compared with $5.6 million in the first quarter of 2006. Revenues related to license and collaborative fees were $4.4 million for the quarter compared with $0.7 million for the same period in 2006, reflecting an increase resulting primarily from the recognition of a remaining $4.3 million unamortized upfront collaboration fee from Novartis relating to a mutual exclusivity clause in oncology which expired in the first quarter of 2007 after three years as opposed to the originally estimated five year period. The expiration of this mutual obligation has no impact on existing collaboration projects. Contract revenues totaled $4.4 million for the three months ended March 31, 2007, compared with $3.1 million for the same period in 2006, reflecting increases resulting primarily from the Company’s arrangements with Schering-Plough and NIAID. Royalties were $3.5 million for the first quarter of 2007 compared with $1.9 million in the first quarter of 2006, reflecting increases in royalty revenues from Genentech’s RAPTIVA® and commencement of royalties on UCB’s LUCENTIS®, which began in June of 2006.

Expenses

XOMA’s research and development expense for the first quarter of 2007 totaled $15.9 million, compared with $12.2 million in the same period of 2006. The $3.7 million increase primarily reflects increases in spending on the Company’s July 2006 contract with NIAID, our contracts with Taligen and AVEO, our internal development of XOMA 052, and our collaborations with Schering-Plough and Takeda. These increases were partially offset by decreased spending on our March 2005 NIAID contract and our collaboration with Novartis.

General and administrative expense for the three months ended March 31, 2007 was $4.9 million compared with $5.1 million for the same period last year.

Interest expense for the three months ended March 31, 2007 was $7.9 million compared with $9.4 million for the same period of 2006. Interest expense in the 2007 quarter consisted primarily of $6.1 million from the revaluation of the embedded derivative related to the additional interest feature of our convertible debt and $0.9 million of interest payable on our loan from Goldman Sachs Specialty Lending Holding Inc. (“Goldman Sachs”). XOMA’s first quarter 2006 interest expense consisted primarily of $8.0 million from the revaluation of the embedded derivative on XOMA’s convertible debt.

Long-term Debt

At March 31, 2007, XOMA had an outstanding principal amount of $30.3 million on the 5-year term loan from Goldman Sachs established in November of 2006 and $16.4 million of long term debt to Novartis. The long term debt to Novartis represents XOMA’s borrowings under a $50.0 million loan facility established to facilitate XOMA’s participation in its collaboration with Novartis.

Liquidity and Capital Resources

Cash, cash equivalents and short- and long-term investments at March 31, 2007 totaled $33.6 million compared with $46.4 million at December 31, 2006. The $12.8 million decrease primarily reflects cash used in operations of $9.0 million, which includes a one time payment of $5.2 million in additional interest on the convertible notes as well as $1.4 million related to the semi-annual interest payment on the convertible notes. Following the conversion to common equity of all remaining convertible notes during the quarter, there will be no further interest expense or payments related to the convertible notes. Additionally cash was used for fixed asset purchases of $1.9 million and for principal payments on the Goldman Sachs term loan of $4.7 million. This was partially offset by the cash provided by the investing activities of $2.3 million. Cash used in operations during the first quarter of 2006 was $13.7 million.

Based on current spending levels, anticipated revenues, collaborator funding, proceeds from our convertible note offerings in February of 2005 and February of 2006, proceeds from our November 2006 term loan and other sources of funding we believe to be available, we estimate that we have sufficient cash resources to meet our anticipated net cash needs through at least 2008. Any significant revenue shortfalls, increases in planned spending on development programs or more rapid progress of development programs than anticipated, as well as the unavailability of anticipated sources of funding, could shorten this period. Progress or setbacks by potentially competing products may also affect our ability to raise new funding on acceptable terms.

Product Highlights

RAPTIVA® (Efalizumab): Collaboration with Genentech

U.S. sales of RAPTIVA® in the first quarter of 2007 were $23.8 million. U.S. sales in the first quarter of 2006 were $21.4 million. Merck Serono sales of RAPTIVA® international are no longer publicly available.

In February of 2006, Genentech released positive and statistically significant safety and efficacy results of a 12-week Phase IV study of RAPTIVA® in psoriasis of the hands and feet. XOMA earns a mid single-digit royalty on sales of RAPTIVA®.

LUCENTIS® (Ranibizumab injection): Royalty from Genentech

LUCENTIS® is an antibody fragment against Vascular Endothelial Growth Factor (VEGF) for the treatment of neovascular (wet) age-related macular degeneration, which causes vision loss in the elderly. LUCENTIS® was approved by the FDA on June 30, 2006 and in the European Union, where it is distributed by Novartis, in January of 2007. It is the first marketed therapeutic product manufactured under a license using XOMA’s BCE technology.

U.S. sales of LUCENTIS® in the first quarter of 2007 were $210.6 million.

NEUPREX® (opebacan / rBPI21)

NEUPREX® is an injectable formulation of opebacan, a modified recombinant fragment of human bactericidal/permeability-increasing protein (“BPI”) that has anti-infective properties and is a potent neutralizer of endotoxin. More than 1,100 patients have been treated with NEUPREX® in clinical studies without any apparent safety concerns.

In January of 2007, in conjunction with Harvard Medical School, XOMA initiated a Phase I/II clinical trial of NEUPREX® in adults and children undergoing allogeneic hematopoietic stem cell transplantation (“HSCT”) to evaluate safety, pharmacokinetics and markers of biological activity. Earlier research indicates that endotoxemia can induce or worsen acute graft-vs.-host disease in these patients who are also susceptible to infectious complications due to the large doses of radiation or chemotherapy they receive prior to transplantation. The Company has recently added other sites to this study.

In September of 2006, the European Agency for the Evaluation of Medicinal Products (“EMEA”) granted an orphan medicinal product designation to NEUPREX® in meningococcal sepsis, a potentially life-threatening bacterial infection predominantly affecting young children. XOMA is completing the regulatory assessment for NEUPREX® under the EMEA Exceptional Circumstances mechanism during the first half of 2007 and intends to base its planned application on existing Phase III clinical trial data.

XOMA 052 (formerly XMA005.2)

XOMA 052 is a potent anti-inflammatory monoclonal antibody targeting IL-1ß and is being developed as a modulator of cytokine imbalance in IL-1 mediated disease states. It is an IgG2 isotype, which reduces the possibility of antibody dependent cellular cytotoxicity. With its high binding affinity of 300 fM and expected long circulating half-life, XOMA 052 may result in many patient advantages including less frequent dosing. XOMA 052 was developed by XOMA from its extensive antibody discovery assets was humanized using XOMA’s Human Engineering(tm) technology, and is fully owned by XOMA. XOMA plans initial clinical trials in Type 2 diabetes and is evaluating plans to expand the development of XOMA 052 into additional autoimmune/inflammatory indications including osteoarthritis, rheumatoid arthritis, systemic juvenile idiopathic arthritis, and others.

XOMA 629 (a reformulation of XMP.629)

XOMA 629 is a topical anti-bacterial formulation of a BPI-derived peptide under development as a possible treatment for acne. Certain bacteria commonly found on human skin are associated with inflammatory lesions in acne patients. The emergence of strains resistant to current antibiotics used to treat acne has encouraged the Company’s researchers to review the properties of the compound for this dermatological indication. In August of 2004, XOMA announced that the results of a Phase II trial were inconclusive at demonstrating a clinical benefit of CMP.629 when compared with vehicle gel. In September of 2006, the Company announced that it had reformulated its original gel to increase its skin penetration and improve other characteristics. XOMA is currently conducting preclinical studies to optimize the reformulated product and intends to initiate Phase I clinical trials in 2007.

HCD122 (formerly CHIR-12.12) with Novartis

HCD122 is a fully human anti-CD40 antagonist antibody intended as a treatment for B-cell mediated diseases, including malignancies and autoimmune diseases. This antibody has a dual mechanism of action blocking tumor cell growth and survival signal as well as recruiting immune effector cells to kill tumor cells. HCD122 is the first product candidate selected under the multi-product antibody development and commercialization agreement for the treatment of cancer announced by Novartis and XOMA, initiated in March of 2004. In April of 2005, the Company announced the initiation of a Phase I study for patients with advanced chronic lymphocytic leukemia and in October of 2005, it initiated a second Phase I study for patients with multiple myeloma. In December of 2006 the Company reported favorable preliminary results of these Phase I trials, as well as favorable pre-clinical results of comparisons of HCD122 with RITUXAN®. Both Phase I trials are ongoing. The Company expects to expand clinical development with one or more additional indications in 2007. In addition, the Company is investigating a number of undisclosed preclinical stage programs with Novartis.

Metabolic Disease Target: Collaboration with Lexicon

In June of 2005, XOMA began a collaboration to jointly develop and commercialize multiple antibody drugs for metabolic disease targets discovered by Lexicon Pharmaceuticals, Inc. using their proprietary gene knock-out technology. The initial targets are secreted proteins involved in various metabolic functions. Antibodies to these targets may be developed to treat a variety of metabolic diseases. XOMA continues to make pre-clinical progress on the development of antibodies against these targets.

Contract Development and Collaboration Agreements

Anti-Botulinum Neurotoxin Program: Contract with NIAID

In July of 2006, XOMA was awarded a $16.3 million contract to produce monoclonal antibodies for the treatment of botulism to protect U.S. citizens against the harmful effects of botulinum neurotoxins used in bioterrorism. The contract work is being performed on a cost plus fixed fee basis over a three year period.

Undisclosed Targets: Collaboration with Schering-Plough

In May of 2006, XOMA entered into a collaboration agreement with Schering-Plough for therapeutic monoclonal antibody discovery and development. During the collaboration, XOMA will discover therapeutic antibodies against one or more targets selected by Schering-Plough, use its phage display libraries to generate fully human antibodies and the Company’s proprietary Human Engineering™ technology to humanize antibody candidates generated by hybridoma techniques, perform pre-clinical studies to support regulatory filings, cell line and process development and produce antibodies for initial clinical trials. In January of 2007, XOMA announced that this collaboration had been expanded to include additional disease targets. XOMA estimates that it could receive more than $75 million before royalties over the life of the agreement in aggregate upfront, R&D funding, milestone and other payments.

Undisclosed Targets: Collaboration with Takeda

In November of 2006, the Company entered into a collaboration agreement with Takeda for therapeutic monoclonal antibody discovery and development. During the collaboration, XOMA will discover therapeutic antibodies against multiple targets selected by Takeda. In February of 2007, XOMA announced that this collaboration had been expanded to include additional disease targets in oncology. XOMA estimates that it could receive more than $230 million, before royalties, over the life of the agreement in aggregate upfront, R&D funding, milestone and other payments.

Investor Conference Call

XOMA has scheduled an investor conference call and webcast to discuss its first quarter 2007 results for this afternoon, May 10, 2007, beginning at 5:00 p.m. EST (2:00 p.m. PST). Investors are invited to listen to the conference call by phone or via XOMA’s website, http://www.xoma.com. The webcast will be archived on the site and available for replay until close of business on August 8, 2007. To obtain phone access to the live audiocast in the U.S. and Canada, dial 1-877-407-9205. International callers should dial 1-201-689-8054. No conference ID is necessary. An audio replay will be available by telephone beginning two hours following the conclusion of the webcast until 11:59 p.m. Eastern (8:59 p.m. Pacific) on May 24, 2007. Access numbers for the replay are 1-877-660-6853 (U.S./Canada) or 1-201-612-7415 (International). Two access numbers are required for the replay: account number 286 and conference ID # 237414.

About XOMA

XOMA is a leader in the discovery, development and manufacture of therapeutic antibodies, with a therapeutic focus that includes cancer and immune diseases. XOMA has royalty interests in RAPTIVA® (efalizumab), a monoclonal antibody product marketed worldwide (by Genentech and Merck Serono) to treat moderate-to-severe plaque psoriasis, and LUCENTIS® (ranibizumab injection), a monoclonal antibody product marketed worldwide (by Genentech and Novartis) to treat neovascular (wet) age-related macular degeneration.

The Company has built a premier antibody discovery and development platform that includes access to seven of the leading commercially available antibody phage display libraries and XOMA’s proprietary Human Engineering™ and BCE technologies. More than 45 companies have signed BCE licenses. XOMA’s development collaborators include Lexicon, Novartis, Schering-Plough and Takeda. With a fully integrated product development infrastructure, XOMA’s product development capabilities extend from preclinical sciences to product launch. For more information, please visit the company's website at www.xoma.com.

Certain statements contained herein concerning the sufficiency of our cash resources, sales of approved products, expected payments under existing agreements or product development or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things the sufficiency of our cash may be other than as expected due to unanticipated changes in XOMA’s research and development programs; unavailability of additional arrangements, lower than anticipated sales of approved products or failure of products to receive approval; the sales efforts for approved products may not be successful if the parties responsible for marketing and sales fail to meet their commercialization goals, due to the strength of competition, if physicians do not adopt the products as treatments for their patients or if remaining regulatory approvals are not obtained or maintained; and XOMA will not receive the estimated total amounts of funds if it cannot successfully discover and develop antibodies as called for in its existing collaborations.

These and other risks, including those related to the results of discovery and pre-clinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative relationships; the ability of collaborators and other partners to meet their obligations; XOMA’s ability to meet the demands of the United States government agency with which it has entered into its government contracts; competition; market demands for products; scale-up and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; XOMA’s financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the costs of protecting intellectual property; and risks associated with XOMA’s status as a Bermuda company, are described in more detail in XOMA’s most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA’s prospects.

Condensed Financial Statements Follow

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XOMA Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	March 31, 2007	December 31, 2006
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$17,513	$28,002
Short-term investments	16,068	18,381
Restricted cash	1,619	4,330
Receivables	9,204	13,446
Prepaid expenses	1,370	1,061
Debt issuance costs	254	668

Total current assets	46,028	65,888
Property and equipment, net	22,818	22,434
Debt issuance costs – long-term	913	2,661
Deposits and Other	495	495

Total assets	$70,254	$91,478

LIABILITIES AND SHAREHOLDERS’ EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
Accounts payable	$4,328	$4,186
Accrued liabilities	5,916	7,086
Accrued interest	360	1,794
Deferred revenue	7,359	9,601

Total current liabilities	17,963	22,667
Deferred revenue – long-term	11,528	8,768
Convertible debt – long-term	—	46,823
Interest bearing obligation – long-term	46,686	51,393

Total liabilities	76,177	129,651
Commitments and contingencies	—	—
Shareholders’ equity (net capital deficiency):
Preference shares, $.05 par value, 1,000,000 shares authorized
Series A, 210,000 designated, no shares issued and outstanding	—	—
Series B, 8,000 designated, 2,959 shares issued and outstanding; aggregate liquidation preference of $29.6 million	1	1
Common shares, $.0005 par value, 210,000,000 shares authorized, 131,670,777 and 105,454,389 shares outstanding at March 31, 2007 and December 31, 2006, respectively	66	53
Additional paid-in capital	737,471	689,315
Accumulated comprehensive loss	(1)	(9)
Accumulated deficit	(743,460)	(727,533)

Total shareholders’ equity (net capital deficiency)	(5,923)	(38,173)

Total liabilities and shareholders’ equity (net capital deficiency)	$70,254	$91,478

XOMA Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in thousands, except per share amounts)

	Three Months Ended March 31,
	2007	2006
Revenues:
License and collaborative fees	$4,418	$654
Contract and other revenue	4,359	3,094
Royalties	3,475	1,856

Total revenues	12,252	5,604

Operating costs and expenses:
Research and development (including contract related of $3,562 and $1,939, respectively)	15,929	12,181
General and administrative	4,909	5,053

Total operating costs and expenses	20,838	17,234

Loss from operations	(8,586)	(11,630)
Other income (expense):
Investment and interest income	601	457
Interest expense	(7,933)	(9,426)
Other expense	(10)	(4)

Net loss	$(15,928)	$(20,603)

Basic and diluted net loss per common share	$(0.14)	$(0.23)

Shares used in computing basic and diluted net loss per common share	116,196	87,943